Exhibit 99.26(d)ii.

Accelerated Death Benefit

For Terminal Illness Rider

This rider provides that the policy’s death benefit may be accelerated for Terminal Illness. Subject to the terms of this rider, a Terminal Illness Benefit Payment will be made to the Owner once we receive proof that the Insured has a Terminal Illness.

This rider is issued and made part of the policy as of the policy's Issue Date. There are no monthly charges or premiums for this rider.

Capitalized terms not defined in this rider shall have the meanings ascribed to them in the policy. The policy's provisions apply to this rider. To the extent provisions contained in this rider are contrary to or inconsistent with the policy's provisions, the provisions of this rider will control with respect to this rider.

IMPORTANT NOTICES

If the death benefit is accelerated under this rider, the death benefit, cash values, and loan values under the policy will be reduced.

A Terminal Illness Benefit Payment will not be allowed if the Owner is required to request the payment by any third party (including any creditor, governmental agency, trustee in bankruptcy, or any other person) or as the result of a court order.

Federal Income Tax Treatment of This Rider	This rider does not and is not intended to provide long term care insurance. Benefits payable under this rider may be taxable. The Owner should seek tax advice prior to requesting a Terminal Illness Benefit Payment.

DEFINITIONS
Acceleration Date	The Acceleration Date is defined as the first date on which all the requirements for acceleration, except any Additional Medical Opinion that we may require, have been met. Our right to require an Additional Medical Opinion is discussed below.

Additional Medical Opinion	While a claim is pending we reserve the right to require that a Legally Qualified Physician Opinionprovide us with a second medical opinion to verify that the insured has a Terminal Illness. The medical opinion may require a physical examination. This examination may include x-rays, blood tests, and any other procedures that are reasonable and necessary to determine whether the Insured has a Terminal Illness. In the case of conflicting opinions, a third medical opinion will be obtained from a Legally Qualified Physician that is mutually acceptable to the insured and the company.

We will pay for all Additional Medical Opinions including any physical examinations that may be required.

Family Member	The Owner’s spouse (or partner), the Insured’s spouse (or partner) and the following relatives by blood, marriage, or adoption, of the Owner, the Owner’s spouse (or partner), the Insured or the Insured's spouse (or partner):

• grandparents;
• parents, aunts, or uncles;
• siblings, first cousins;
• children, nieces, or nephews; and
• grandchildren.

Legally Qualified Physician	As used with this rider, a Legally Qualified Physician is a person who is licensed by the state in which he or she practices to give advice or treatment for the Terminal Illness and who is acting within the scope of that license. A Legally Qualified Physician must be someone other than the Owner or the Insured, or a Family Member of the Owner or Insured.

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Proof Of Terminal Illness	Proof of Terminal Illness is a written certification, satisfactory to us, that a Legally Qualified Physician has diagnosed the Insured as having a Terminal Illness. To establish this proof, we reserve the right to require an Additional Medical Opinion as defined above. To be acceptable to us, any Additional Medical Opinion must be obtained within 90 days after the date we notify the Owner of this requirement.

Terminal Illness	Terminal Illness is a medical condition that:

• Is first diagnosed by a Legally Qualified Physician; and
• With reasonable medical certainty, will result in the death of the Insured within 12 months from the date the Legally Qualified Physician certifies the diagnosis; and
• Is not curable by any means available to the medical profession.

PAYMENT OF THE TERMINAL ILLNESS BENEFIT

Eligibility For Terminal Illness Benefit Payment	In order for the Terminal Illness Benefit Payment to be made, all of the following requirements must be met.

We must receive at our Home Office or Administrative Office:

• The Owner's Written Request for an acceleration of the death benefit under the policy;
• The Insured's written authorization to release medical records to us;
• The written consent to this request from any assignee and any Irrevocable Beneficiary under the policy; and
• Proof Of Terminal Illness, satisfactory to us, for the Insured.

Eligible Amount	The Eligible Amount is the amount of death benefit under the policy that can be considered for acceleration. It will be determined as of the Acceleration Date. The Eligible Amount is the sum of 1. and 2. below:

1. The death benefit payable under the base policy (before any reduction for Policy Debt); and
2. The amount payable upon death of the Insured under any life insurance rider included with the policy, if that rider provides level or increasing coverage on the life of the Insured for at least two years after the Acceleration Date.

The Eligible Amount does not include:

• The amount payable upon the death of the Insured under any life insurance rider that does not provide level or increasing coverage for at least two years after the Acceleration Date; and
• The amount payable upon the death of someone other than the Insured under the policy, if applicable; and
• The amount of death benefit under any accidental death benefit rider.

Amount To Be Accelerated	This is the amount of the death benefit that you elect to accelerate under the terms of this rider. The Owner may accelerate any portion of the Eligible Amount up to the maximum Amount To Be Accelerated. The maximum Amount To Be Accelerated is equal to the lesser of:

• 75% of the Eligible Amount; and
• $250,000

We reserve the right to impose a minimum limit on the Amount To Be Accelerated; if we do so, this limit will not be less than $25,000.

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Terminal Illness Benefit Payment	This is the amount that will be paid under this rider. The benefit will be computed based on the Amount To Be Accelerated less:

• A fee of not more than $250; and
• Twelve months interest on the amount accelerated at the annual interest rate we have declared for benefits under this rider as of the Acceleration Date. This rate will not exceed the greater of:
a. The effective annual yield on 90-day U.S. Treasury Bills as of the Acceleration Date; and
b. A variable rate determined in accordance with the NAIC Model Policy Loan Interest Rate Bill (#590).

In no event will the Terminal Illness Benefit Payment be less than the result of (1) multipled by (2), where:

(1) is equal to the Amount to be Accelerated divided by the Death Benefit (before any reduction for Policy Debt); and
(2) is equal to the Account Value less Policy Debt.

If there is any Policy Debt at the time we make a Terminal Illness Benefit Payment, a portion of the payment will be used to repay a portion of the Policy Debt in accordance with the Effect on Policy Loans provision of this rider.

A statement of the method we use to compute the amount of the Terminal Illness Benefit Payment has been filed with the Interstate Insurance Product Regulation Commission.

How We Pay	Payment of a Terminal Illness Benefit Payment will be made to the Owner or the Owner’s estate while the Insured is living, in a single sum, unless payment has been otherwise assigned or designated by the Owner. We will add interest from the date all requirements are met to the date of payment. The amount of interest will be computed at the rate for funds left on deposit with us that is applicable to life insurance policies, or if we have not established a rate for funds left on deposit, at the Two Year Treasury Constant Maturity Rate as published by the Federal Reserve. In determining the effective annual rate, we will use the rate in effect on the date all requirements are met. Additional interest will be added to the date of payment at an effective annual rate of 10% beginning 31 days after we receive all requirements for acceleration.

When We Pay	The Terminal Illness Benefit Payment will be paid immediately upon receipt of all requirements for acceleration set forth in this rider. Payment will be made as described above.

If the insured dies after the Owner elects to receive the Terminal Illness Benefit Payment but before the Terminal Illness Benefits Payment is made, the election shall be cancelled and the death benefit paid under the provisions of the policy.

Effect On Policy	After the Terminal Illness Benefit Payment is made, this policy will remain in force. You must continue to pay the premiums necessary to avoid policy lapse as described in the policy or in any applicable riders attached to the policy.

Any riders not included in determining the Eligible Amount will not be affected; they will continue in accordance with their terms. For any other riders and for the base policy, accelerating the death benefit under this rider will have the following effects on the policy:

• The death benefit will be reduced by the Amount To Be Accelerated.

• The Face Amount and Account Value will be reduced by the same percentage as the decrease in the death benefit of the policy (before any reduction for Policy Debt). Monthly Charges, including insurance charges, will then be based on the new Face Amount and Account Value.

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• If the policy has a Safety Test based on cumulative premiums, the premium requirement used to satisfy the Safety Test will be reduced to reflect the new Face Amount.

• If the policy has a Guaranteed Death Benefit Safety Test based on accumulated value, the measure and associated premium used to satisfy the Safety Test will be reduced to reflect the new Face Amount.

• If the policy to which this rider is attached is a flexible premium policy, the Planned Premium will remain the same unless you request to change the Planned Premium. If the policy is not a flexible premium policy, the premium will be reduced to the premium that would apply had the policy been issued at the reduced Face Amount.

When we receive a request to accelerate the death benefit, and when we make a Terminal Illness Benefit Payment, we will provide the Owner and any Irrevocable Beneficiary with a Statement of Effect of Payment demonstrating the effect of the Terminal Illness Benefit Payment on the Account Value, death benefit, premium, cost of insurance charges and policy loans. Included in this statement will be the amount of payment and the values in the policy both before and after the payment of the benefit.

Our liability under the policy for the amount of death benefit accelerated ends once the Terminal Illness Benefit Payment has been made.

Effect on Policy Loans	If there is any Policy Debt at the time we approve a claim for a Terminal Illness Benefit Payment, we require that a portion of the Terminal Illness Benefit Payment be used to reduce the amount of the Policy Debt. The repayment of Policy Debt will reduce the amount you will receive. The amount we will pay will be net of the payment applied to reduce the Policy Debt.

The repayment of Policy Debt will be made in the same proportion by which a Terminal Illness Benefit Payment reduces the Account Value.

Example: For a certain policy, assume the policy’s death benefit is $200,000, the Account Value is $80,000 and the amount of Policy Debt is $30,000. The Owner requests to accelerate $120,000 of death benefit (before reduction of any Policy Debt). Based on the present value described in the Terminal Illness Benefit Payment provision, this request results in a reduction in death benefit of $120,000 (60% of the death benefit). The Account Value for the portion of the death benefit that has been accelerated will be $48,000 (60% of $80,000). Therefore, the remaining Account Value is $32,000 ($80,000 less $48,000). A portion of the accelerated amount must be used to repay the loan. Therefore, 60% of the Policy Debt of $30,000, or $18,000, will be deducted from the payment we make, and will be applied to reduce the amount of Policy Debt (from $30,000 to $12,000) and we will pay $95,750 ($120,000, less $250, less $6,000 interest charge, less $18,000 loan repayment) to you.

GENERAL PROVISIONS

Contestability	The same rights under the policy shall apply to this rider.

Reinstatement

This rider may be reinstated upon reinstatement of the policy. If the rider is reinstated, the Owner and we shall have the same rights that existed prior to policy lapse.

This rider cannot be reinstated if it has been terminated at the Owner’s request.

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Termination Of This Rider	This rider will terminate on the earliest of :

•        The date the Owner makes a Written Request to terminate;

•        The date the policy is changed to a different policy on which this rider is not available; or

•        The date the policy terminates for any reason.

Termination of the rider shall not prejudice any payment of accelerated benefits due for any qualifying event that occurred while this rider was In Force.

Right of Recovery	If we make any errors in processing a claim, we have the right to recover any overpayment.

MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY

[ /s/ Roger W. Crandall ]	[ /s/ Pia Flanagan ]

PRESIDENT	SECRETARY

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